UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Commission File Number 001-36866

SUMMIT THERAPEUTICS PLC

(Translation of registrant’s name into English)

85b Park Drive

Milton Park, Abingdon

Oxfordshire OX14 4RY

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES  ☐                 NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

On March 22, 2016, Summit Therapeutics plc (the “Company”), pursuant to Rule 20 of the AIM Rules for Companies, notified holders of its ordinary shares that it had sent them a letter regarding the Company’s adoption of Financial Reporting Standard 101 “Reduced Disclosure Framework” and a letter requesting consent to communicate with them electronically. The letter regarding the Company’s adoption of Financial Reporting Standard 101 “Reduced Disclosure Framework,” the letter requesting consent and the related press release are attached hereto as Exhibits 99.1, 99.2 and 99.3, respectively.

The information in this Report on Form 6-K, including Exhibits 99.1, 99.2 and 99.3, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUMMIT THERAPEUTICS PLC

By:	/s/ Erik Ostrowski
Erik Ostrowski
Chief Financial Officer

Date: March 23, 2016

EXHIBIT INDEX

Exhibit Number	Description

99.1	Letter regarding the Company’s adoption of Financial Reporting Standard 101 “Reduced Disclosure Framework” dated March 21, 2016

99.2	Letter requesting consent dated March 21, 2016

99.3	Press Release dated March 22, 2016